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                           SUBSIDIARIES OF THE COMPANY

         The consolidated financial statements include the accounts of RYKA Inc. and its wholly owned subsidiary, RYKA GmbH, a German corporation. During 1994 RYKA GmbH was involuntarily dissolved by the Munich Trade Register. RYKA GmbH's sole business activity consisted of holding title to the stylized RYKA and dual parallelogram trademarks, which are both key trademarks of the Company, and licensing them back to the Company. During 1995, the Company had legal proceedings in Germany and caused full ownership of such trademarks to be transferred to the Company from RYKA GmbH. All intercompany accounts and transactions have been eliminated in consolidation. The Company currently operates without a subsidiary.